# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kronos Bio, Inc., CIK 0001741830
CUSIP: 50107A104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 301 Binney Street, 2nd Floor East, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 06/20/2025
Amends the filing with accession number 0001140361-23-054714
Filed by CIK 0001190273
Persons authorized to receive notices and communications: Norbert Bischofberger, Ph.D., 301 Binney Street, 2nd Floor East, Cambridge, Massachusetts (MA), 02142, (650) 781-5200

## Reporting persons
- BISCHOFBERGER NORBERT W (CIK 0001190273): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Explanatory Note: This Amendment No. 3, which amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 27, 2023 and, as amended by Amendment No. 1 filed June 12, 2024 and Amendment No. 2 filed July 2, 2024 (as amended, the "Original Schedule 13D") filed on behalf of Norbert Bischofberger, Ph.D., Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994, Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020, Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020, Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020, Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020, (collectively, the "Reporting Persons") is being filed to report the sale of all of the common stock, $0.001 par value per share (the "Common Stock"), of Kronos Bio, Inc., a Delaware corporation (the "Issuer") by the Reporting Persons, as more specifically described below, resulting in the Reporting Persons ceasing to be the beneficial owners of at least five percent of the Common Stock. Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Kronos Bio, Inc.
Address of issuer's principal executive offices: 301 Binney Street, 2nd Floor East, Cambridge, Massachusetts (MA), 02142

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Names of Persons Filing:

Norbert Bischofberger, Ph.D.
Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020
Residence or business address:
Address of Principal Business Office, or, if none, Residence:

The address of Norbert Bischofberger, Ph.D. is:
c/o Kronos Bio, Inc.
301 Binney Street, 2nd Floor East
Cambridge, MA 02142

The address of Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994:
c/o Kronos Bio, Inc.
301 Binney Street, 2nd Floor East
Cambridge, MA 02142

The address of Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020 is:
c/o Kronos Bio, Inc.
301 Binney Street, 2nd Floor East
Cambridge, MA 02142

The address of Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020 is:
c/o Kronos Bio, Inc.
301 Binney Street, 2nd Floor East
Cambridge, MA 02142

The address of Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020 is:
c/o Kronos Bio, Inc.
301 Binney Street, 2nd Floor East
Cambridge, MA 02142

The address of Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger GST Non-Exempt Trust dated April 29, 2020 is:
c/o Kronos Bio, Inc.
301 Binney Street, 2nd Floor East
Cambridge, MA 02142
Present principal occupation or employment:
Present Principal Occupations of the Persons Filing:

Norbert Bischofberger, Ph.D.: Chief Executive Officer of NextQuest LLC.

Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994: Not Applicable

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020: Not applicable

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020: Not applicable

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020: Not applicable

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020: Not applicable
Criminal convictions in the last five years: During the last five years, Reporting Persons have not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, Reporting Persons have not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Norbert Bischofberger, Ph.D.: USA

Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994: California

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020: California

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020: California

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020: California

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020: California

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On June 20, 2025 (the "Effective Time") the Issuer completed the transactions contemplated by the Agreement and Plan of Merger, dated as of May 1, 2025 (the "Merger Agreement") by and among the Issuer, Concentra Biosciences, LLC ("Concentra") and Concentra Merger Sub IV, Inc., a wholly owned subsidiary of Concentra (the "Merger"). Pursuant to the Merger, the Issuer became a wholly-owned subsidiary of Concentra. In addition, pursuant to the Merger Agreement, at the Effective Time, Norbert Bischofberger, Ph.D. ceased to be a director of the Issuer.

At the Effective Time of the Merger each issued and outstanding share of the Issuer's Common Stock was automatically converted into the right to receive (i) $0.57 in cash, without interest (the "Per Share Cash Consideration") and (ii) one contractual contingent value right pursuant to the CVR Agreement in the form attached as Exhibit A to the Merger Agreement (a "CVR" and together with the Per Share Cash Consideration, the "Merger Consideration"). Each CVR represents the right to receive certain contingent cash payments.

In addition, pursuant to the Merger Agreement, immediately prior to the Effective Time, each outstanding stock option to purchase shares of the Issuer's Common Stock (each, a "stock option") became immediately vested and exercisable in full. At the Effective Time, each outstanding stock option was cancelled and converted into the right to receive the equivalent Merger Consideration. Accordingly, as of June 20, 2025, the Reporting Persons ceased to have beneficial ownership of any shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Exhibit 99.1
Number of shares as to which each person has sole or shared power to vote or dispose: See Exhibit 99.1
Transactions in the class effected during the past sixty days: None of the Reporting Persons effected any transactions in shares of the Issuer's Common Stock during the 60 days preceding the closing of the Merger or subsequent to the closing of the Merger.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on June 20, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: A. Agreement regarding filing of joint Schedule 13D.

## Signatures
- BISCHOFBERGER NORBERT W: /s/ Norbert Bischofberger, Ph.D., Norbert Bischofberger, Ph.D. (06/20/2025)
- Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994: /s/ Norbert Bischofberger, Ph.D., Norbert Bischofberger, Ph.D., Trustee (06/20/2025)
- Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020: /s/ Norbert Bischofberger, Ph.D., Norbert Bischofberger, Ph.D., Trustee (06/20/2025)
- Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020: /s/ Norbert Bischofberger, Ph.D., Norbert Bischofberger, Ph.D., Trustee (06/20/2025)
- Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020: /s/ Norbert Bischofberger, Ph.D., Norbert Bischofberger, Ph.D., Trustee (06/20/2025)
- Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020: /s/ Norbert Bischofberger, Ph.D., Norbert Bischofberger, Ph.D., Trustee (06/20/2025)